

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2017

Silviu Itescu
Managing Director and Chief Executive Officer
Mesoblast Limited
505 Fifth Avenue, Third Floor
New York, NY 10017

      Re: Mesoblast Limited
          Registration Statement on Form F-3
          Filed July 10, 2017
          File No. 333-219210

Dear Dr. Itescu:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

                              Division of Corporation Finance
                              Office of Healthcare & Insurance

cc: Marc Paul